UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

SOUTH BANKING COMPANY
(Name of the Issuer)

South Banking Company
(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00
(Title of Class of Securities)

Paul T. Bennett
President and Treasurer
501 West 12th Street
Alma, Georgia 31510 (912) 632-8631
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Person(s)
Filing Statement)	Copy to: Richard R. Cheatham, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

☐  Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$366,000	$29.61

•	Transaction valuation based on the anticipated total purchase price for fractional shares resulting from the proposed reverse stock split.

      [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

SIGNATURE
EX-99.(A)(3)(I) NOTICE OF MEETING AND PROXY
EX-99.(A)(3)(II) PROXY CARD

RULE 13E-3 TRANSACTION STATEMENT

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by South Banking Company (the “Company”) in connection with a proposed 1-for-50 reverse stock split that, if effected, will result in the Company having less than 300 record holders of its outstanding Common Stock, Par Value $1.00 Per Share.

Filed herewith as Exhibits (a)(3)(i) and (a)(3)(ii), respectively, are a Notice of Special Meeting and Proxy Statement (the “Proxy Statement”) and a Proxy Card the Company intends to distribute to its shareholders in connection with a Special Meeting of Shareholders to be held on March 31, 2003 for the purpose of voting upon the amendment to the Company’s articles of incorporation necessary to effect the proposed reverse stock split.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement, including any appendices thereto, is hereby incorporated herein by reference in response to Items 1 through 15 of Schedule 13E-3.

The Company has no securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), and consequently is not subject to Regulation 14A or Regulation 14C under the Exchange Act, which respectively regulate the solicitation of proxies and distribution of information statements to holders of a class of securities registered pursuant to Section 12. The Company has not elected pursuant to Rule 13e-3(c)(2) under the Exchange Act to use the timing procedures for conducting a solicitation subject to Regulation 14A or a distribution subject to Regulation 14C.

ITEM 16. EXHIBITS

(a)(3)(i)	Notice of Meeting and Proxy Statement of South Banking Company for March 31, 2003 Special Meeting of Shareholders (“Proxy Statement”)

(a)(3)(ii)	Proxy Card for March 31, 2003 Special Meeting of Shareholders

(c)(1)	Report of the Financial Consultant (included in the Proxy Statement filed as Exhibit (a)(3)(i))

(f)	Description of Dissenters’ Rights and Procedure for Exercise (included in the Proxy Statement filed as Exhibit (a)(3)(i))

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTH BANKING COMPANY

By: Name: Title:	/s/ Paul T. Bennett Paul T. Bennett President and Treasurer

Date:	February 28, 2003